Exhibit 10.16

Sonim Technologies, Inc.

April 13, 2022

Robert Tirva

Re:	Retention and Separation Agreement

Dear Bob:

As you know, Sonim Technologies, Inc. (the “Company”) intends to enter into a Subscription Agreement (the “Subscription Agreement”) with AJP Holding Company, LLC (“AJP”) pursuant to which AJP will acquire from the Company a majority of the Company’s outstanding voting securities. This letter sets forth our agreement as to your employment with the Company through the First Closing (as such term is defined in the Subscription Agreement) and the termination of your employment on the date of the First Closing (your “Separation Date”). If for any reason the First Closing does not occur, this letter agreement will be null and void, and the provisions below will not be effective.

You and the Company hereby agree as follows:

1.

From the date hereof through your Separation Date, your employment with the Company will continue to be governed by the terms of the Employment Agreement between you and the Company, dated October 14, 2021 (the “Employment Agreement”) as modified by this letter agreement, and you agree to continue to perform your duties for the Company in good faith and to the best of your abilities over such period of time. You understand and acknowledge that it is expected that Peter Liu will be appointed the Company’s Chief Executive Officer in connection with the signing of the Subscription Agreement on or about the date hereof. You hereby agree that you will not resign for Good Reason (as defined in your Employment Agreement), and you hereby waive any right you may have to resign for Good Reason, as a result of or in connection with such appointment (including, without limitation, as a result of the reduction of your duties and responsibilities in connection with Peter Liu becoming Chief Executive Officer).

2.

Provided that your employment does not terminate for any reason prior to such date, your employment with the Company will terminate on your Separation Date. Upon such termination and subject to your satisfying in full the severance conditions set forth in Section 6(c) of your Employment Agreement (including, without limitation, the requirement that you provide a valid release of claims to the Company), you will be entitled to receive the following severance benefits (in lieu of the severance benefits otherwise provided in your Employment Agreement):

•

a cash payment in the amount of one million dollars ($1,000,000), such payment to be made in equal installments on the Company’s regular payroll schedule over a period of twenty (20) months following your Separation from Service (as defined in the Employment Agreement); provided, however, that no payments will be made prior to the thirtieth (30th) day following your Separation from Service and that, on the 30th day following your Separation from Service, the Company will pay you in a lump sum the installment payments that you would have received on or prior to such date under such schedule; and provided, further, that such payments shall be subject to applicable tax withholdings and any delay in payment that may be required pursuant to Section 409A of the U.S. Internal Revenue Code as provided in Section 8 of the Employment Agreement;

•	full accelerated vesting of your then-outstanding and unvested stock options and other stock awards granted by the Company; and

•

subject to your providing such consulting services as reasonably requested by the Company during the three-month period following your Separation Date (it being understood that you will receive no other consideration for such consulting services) and provided that you timely elect continued health insurance coverage under COBRA, reimbursement by the Company for your COBRA Premiums (as defined in the Employment Agreement) through the period starting on the Separation Date and ending on the earliest to occur of: (x) eighteen (18) months after the Separation Date; (y) the date you become eligible for group health insurance coverage through a new employer; or (z) the date you cease to be eligible for COBRA continuation coverage for any reason, including plan termination (and you agree to immediately notify the Company in writing if you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA during such 18-month period).

The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this letter agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place. This letter agreement will be binding upon and inure to the benefit of the Company and any such successor to the Company and will inure to the benefit of and be enforceable by your successors.

Nothing contained in this letter agreement constitutes an employment or service commitment by the Company (or any of its subsidiaries or successors) or affects your status as an employee at will who is subject to termination without cause at any time. This letter agreement may be amended only by a written agreement between you and the Company that expressly refers to this letter agreement. The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of California without regard to the conflicts of laws principles thereof.

Except as expressly provided above, the Employment Agreement shall remain in full force and effect in accordance with its current terms. This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

If this letter accurately sets forth our mutual understanding with respect to the foregoing matters, please indicate your acceptance by signing this letter and returning it to any member of the Board of Directors of the Company. A duplicate copy of this letter is included for your records.

[Signature Page to follow]

IN WITNESS WHEREOF, the undersigned parties have executed this letter agreement as of the date first above written.

Sonim Technologies, Inc.

By:	/s/ Alan Howe
Print Name: Alan Howe
Title: Director

Accepted and Agreed:

/s/ Robert Tirva
Robert Tirva